

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

November 2, 2017

Mr. Harry D. Madonna
Chief Executive Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, Pennsylvania 19102

> **Re: Republic First Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 000-17007**

Dear Mr. Madonna:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services